Exhibit (a)(1)(G)

FORM OF REMINDER EMAIL TO ELIGIBLE HOLDERS

REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

From: SINGULAR GENOMICS SYSTEMS, INC.

Re:	REMINDER - Offer to Exchange Eligible Option(s) for New Option(s)

This email serves as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Options, dated July 25, 2022 (the “Offer Documents”). The Exchange Offer and your withdrawal rights will expire at 6:00 P.M., Pacific Time, on Friday, August 19, 2022, unless extended. You must submit your Election Forms and/or Notice of Withdrawals via DocuSign by the Expiration Time. We cannot accept late submissions.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Offer Documents, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to equity@singulargenomics.com.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at www.singulargenomics.com or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.